                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO.   )<F*>


                           LINCOLN HERITAGE CORPORATION
------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 par value
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  533632 10 5
                      ------------------------------------
                                (CUSIP Number)

                                April 6, 1999
------------------------------------------------------------------------------
           (Date of Event which Requires filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                  [  X  ]   Rule 13d-1(b)
                  [     ]   Rule 13d-1(c)
                  [     ]   Rule 13d-1(d)

         <F*>The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

            The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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-------------------------                           -------------------------
 CUSIP NO. 533632 10 5                13G              Page 2 of 6 Pages
-------------------------                           -------------------------

-----------------------------------------------------------------------------
 1  NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       David R. Wulf

-----------------------------------------------------------------------------
 2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) / /
                                                                   (b) / /

-----------------------------------------------------------------------------
 3  SEC USE ONLY


-----------------------------------------------------------------------------
 4  CITIZENSHIP OR PLACE OF ORGANIZATION

       United States

-----------------------------------------------------------------------------
                5  SOLE VOTING POWER

  NUMBER OF           276,200<F1>
    SHARES      -------------------------------------------------------------
 BENEFICIALLY   6  SHARED VOTING POWER
   OWNED BY
     EACH             -0-
   REPORTING    -------------------------------------------------------------
    PERSON      7  SOLE DISPOSITIVE POWER
     WITH
                      276,200<F1>
                -------------------------------------------------------------
                8  SHARED DISPOSITIVE POWER

                      -0-
-----------------------------------------------------------------------------
 9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       276,200
-----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

                                                                         / /
-----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

       6.1%
-----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON<F*>

       IA
-----------------------------------------------------------------------------
[FN]

<F1>  David R. Wulf is the investment adviser to Trust IV under Trust
      Agreement for National Prearranged Services, Inc. Pre-Need Plans, dated July 24, 1989 (the "Trust"), has sole investment and voting power and is therefore deemed to be the beneficial owner of the common stock held by the Trust. Under the terms of the Trust, National Prearranged Services, Inc. has the right to appoint and remove the investment adviser.

<F2>  Percentage ownership is based upon 4,520,000 shares of Common Stock,
      $0.01 par value, of Lincoln Heritage Corporation issued and outstanding as of April 6, 1999.


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                                                    -------------------------
                                                       Page 3 of 6 Pages
                                                    -------------------------

    National Prearranged Services, Inc. sells prearranged funeral contracts and collects all payments for prearranged funeral contracts. In connection with the statutory requirements for the funding of prearranged funeral contracts in the State of Missouri, the Trust has been formed to comply with Missouri law. David R. Wulf, an independent registered investment advisor to the Trust, directs the investment of all monies in the Trust.

Item 1(a)   Name of Issuer:
---------   --------------

            Lincoln Heritage Corporation

Item 1(b)   Address of Issuer's Principal Executive Offices:
---------   -----------------------------------------------

            1250 Capital of Texas Highway
            Building 3, Suite 100
            Austin, Texas 78746

Item 2(a)   Name of Person Filing:
---------   ---------------------

            David R. Wulf

Item 2(b)   Address of Principal Business Office or, if none, Residence:
---------   -----------------------------------------------------------

            10 South Brentwood
            Suite 315
            Clayton, Missouri 63105

Item 2(c)   Citizenship:
---------   ------------

            United States

Item 2(d)   Title of Class of Securities:
---------   -----------------------------

            Common Stock, $0.01 par value

Item 2(e)   CUSIP Number:
---------   -------------

            533632 10 5


Item 3      IF THIS STATEMENT IS FILED PURSUANT TO SEC. 240.13D-1(B) OR SEC.SEC.
------      --------------------------------------------------------------------
            240.13D-2(B) OR (C), CHECK WHETHER THE PERSON FILING IS A:
            ----------------------------------------------------------

      (a)    [  ]   Broker or Dealer registered under Section 15 of the Act
                    (15 U.S.C. 78o)
      (b)    [  ]   Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
                    78c)
      (c)    [  ]   Insurance Company as defined in Section 3(a)(19) of the
                    Act (15 U.S.C. 78c)
      (d)    [  ]   Investment Company registered under Section 8 of the
                    Investment Company Act of 1940  (15 U.S.C. 809-8)
      (e)    [X ]   An investment adviser in accordance with SEC.
                    240.13d-1(b)(1)(ii)(E)
      (f)    [  ]   An employee benefit plan or endowment fund in accordance
                    with Sec. 240.13d-1(b)(1)(ii)(F)

                                                    -------------------------
                                                       Page 4 of 6 Pages
                                                    -------------------------


      (g)    [  ]   A parent holding company or control person, in accordance
                    with Sec. 240.13d-1(b)(ii)(G)
      (h)    [  ]   A savings association as defined in Section 3(b) of the
                    Federal Deposit Insurance Act (12 U.S.C. 1813)
      (i)    [  ]   A church plan that is excluded from the definition of an
                    investment company under section 3(c)(14) of the
                    Investment Company Act of 1940 (15 U.S.C. 80-a-3)
      (j)    [  ]   Group, in accordance with Sec. 240.13d-1(b)(1)(ii)(J)

Item 4      OWNERSHIP.
------      ----------

            (a)  Amount Beneficially Owned:

                 276,200<F1>

            (b)  Percent of Class:

                 6.1%<F2>

            (c)  Number as shares as to which the person has:

                 (i)    Sole power to vote or to direct the vote

                        276,200

                 (ii)   Shared power to vote or to direct the vote

                        - 0 -

                 (iii)  Sole power to dispose or to direct the disposition of

                        276,200

                 (iv)   Shared power to dispose or to direct the disposition of

                         - 0 -

Item 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.
-------     ---------------------------------------------

            Not Applicable

Item 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
-------     ----------------------------------------------------------------

            Not Applicable

Item 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED
-------     ------------------------------------------------------------------
            THE SECURITY BEING REPORT ON BY THE PARENT HOLDING COMPANY.
            -----------------------------------------------------------

            Not Applicable

Item 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.
-------     ----------------------------------------------------------

            Not Applicable


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                                                    -------------------------
                                                       Page 5 of 6 Pages
                                                    -------------------------



Item 9.     NOTICE OF DISSOLUTION OF GROUP.
-------     -------------------------------

            Not Applicable

Item 10.    CERTIFICATIONS.
--------    ---------------

            By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                                    -------------------------
                                                       Page 6 of 6 Pages
                                                    -------------------------


                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth on this statement is true, complete and correct.



April 28, 1999                      /s/ David R. Wulf
                                    ------------------------------------------
                                    David R. Wulf, Investment Adviser